Exhibit 99.1

Enerplus Announces Renewal of Normal Course Issuer Bid

CALGARY, AB, Aug. 15, 2023 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today announced acceptance by the Toronto Stock Exchange (the "TSX") of its notice to commence a normal course issuer bid (the "Bid").

Pursuant to the Bid, Enerplus proposes to purchase through the facilities of the TSX, the New York Stock Exchange ("NYSE") and/or alternative trading systems, from time to time over the next 12 months, if considered advisable, up to 20,970,238 common shares, being 10% of the public float of Enerplus (within the meaning under the TSX rules) as of August 9, 2023.

Enerplus believes that, from time to time, the market price of its common shares trade in a price range that does not adequately reflect their underlying value. Accordingly, Enerplus has concluded that the repurchase of common shares for cancellation may represent an attractive investment that will increase the proportionate interest in the Company of, and be advantageous to, all of the Company's remaining shareholders.

The Bid will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Enerplus' common shares on the applicable exchange. Subject to exceptions for block purchases, Enerplus will limit daily purchases of common shares on the TSX in connection with the Bid to no more than 25% (150,260 common shares) of the average daily trading volume of the common shares on the TSX (601,041 common shares) during any trading day. Common shares purchased under the Bid will be cancelled.

Enerplus is authorized to make purchases during the period of August 17, 2023 to August 16, 2024 or until such earlier time as the Bid is completed or terminated at the option of Enerplus. Purchases under the Bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order.

As previously announced on June 6, 2023, Enerplus obtained an exemption order from the Canadian securities regulators which permits Enerplus to purchase, pursuant to the Bid, up to 10% of its public float of common shares through the NYSE and other US-based trading systems. Absent this exemptive relief, Enerplus' purchases under the Bid on markets other than the TSX would be limited to not more than 5% of its outstanding common shares over the twelve-month period. The exemptive relief is conditional upon, among other things, purchases being made in compliance with applicable US rules and National Instrument 23-101-Trading Rules in Canada, and at a price not higher than the market price at the time of purchase. The aggregate number of common shares purchased by Enerplus over any exchange or market over the twelve-month period of the Bid may not exceed 10% of the public float as specified in Enerplus' notice accepted by the TSX, being 20,970,238 common shares.

Enerplus has entered into an automatic purchase plan prior to commencement of any purchases under the Bid with a broker which will enable Enerplus to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management's discretion.

Under its prior normal course issuer bid, Enerplus repurchased an aggregate of 23,140,231 common shares at a weighted-average price of US$15.84 per share, excluding brokerage fees, which represents all of the common shares Enerplus sought and obtained approval to purchase under the prior normal course issuer bid. Purchases were made on the open market.

About Enerplus

Enerplus is an independent North American exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities legislation or constitute "forward-looking statements" within the meaning of applicable U.S. securities legislation (collectively, the "forward-looking statements"). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, Enerplus' intention to commence a Bid and the timing, methods and quantity of any purchases of common shares under the Bid.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the availability of cash for repurchases of common shares under the Bid, the existence of alternative uses for Enerplus' cash resources and compliance with applicable laws and regulations pertaining to a Bid. Although Enerplus believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, and other risk factors detailed from time to time in Enerplus reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2023/15/c3517.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707, Krista Norlin, 403-298-4304, Investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 15-AUG-23